

Mail Stop: 3628

May 13, 2016

<u>Via E-mail</u>
Andrew Branion
Executive Vice-President and Group Treasurer
The Bank of Nova Scotia
40 King Street West
64th Floor
Toronto, Ontario, Canada M5H 1H1

> **Re: Scotiabank Covered Bond Guarantor Limited Partnership**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended October 31, 2015**
> **Filed May 2, 2016**
> **File No. 333-188984-01**

Dear Mr. Branion:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office Structured Finance

cc: Mohit Gupta, Scotiabank
Christy Bunker, Scotiabank